Exhibit 99.1

Jiayuan Announces Special Dividend and Annual Dividend Policy

BEIJING, May 16, 2013 /PRNewswire-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that its Board of Directors has declared a special cash dividend in the amount of US$0.1733333 per ordinary share or US$0.26 per American Depositary Share (“ADS”), payable to record holders of the Company’s ordinary shares at the close of business on June 5, 2013 (the “Record Date”). Holders of the Company’s ADSs, every two ADSs representing three ordinary shares, on the Record Date will be entitled to receive the special cash dividend. The Company expects Citibank, N.A., the depositary bank for the Company’s ADS program, to pay out such dividends to ADS holders on or about June 19, 2013. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. The aggregate amount of this special cash dividend is approximately US$8.0 million, which is approximately 50% of Jiayuan’s non-GAAP net income generated in the third and fourth quarters of 2011 and full-year 2012. The Company defines non-GAAP net income as net income attributable to the Company excluding share-based compensation expenses.

In addition, the Board also approved an annual dividend policy under which the Company expects to pay annual dividends with an aggregate amount of up to 60% of the Company’s non-GAAP annual net income. The Company expects to pay such dividends in cash. The size and timing of such payments will be decided after taking into consideration, among other things, broader market conditions.

“In light of our continued solid performance, the strength of our balance sheet and confidence in our business, we want to provide the dividends to underscore our commitment to generating shareholder return,” said Qian Yongqiang, Director and Co-Chairman of the Board. “We expect Jiayuan to continue to maintain a healthy cash balance and we believe the Company is well-positioned to move forward as an industry leader in online dating, drive stronger business growth and build long-term value for our shareholders.”

Forward-Looking Statements

This press release contains forward-looking statements including those regarding the continued growth in the Company’s business and the Company’s ability to generate cash flows and maintain its cash dividend and/or share repurchase programs. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Forward-Looking Statements

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranked first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2012, according to iResearch. Jiayuan recorded an average of 5.1 million monthly active user accounts in the fourth quarter of 2012. Every two of Jiayuan’s American depositary shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Contact:

Beijing

Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Yue Yu
Brunswick Group LLP
+86 (10) 5960-8600
jiayuan@brunswickgroup.com

New York

Cindy Zheng
Brunswick Group LLP
+1 (212) 333-3810
jiayuan@brunswickgroup.com